EXECUTION VERSION

THIS AGREEMENT (the “Agreement”) is made as of November 8, 2016, by and among (i) UCI Holdings Limited, a New Zealand company, and each of its direct and indirect subsidiaries (collectively, the “UCI Parties”), (ii) Pactiv LLC, a Delaware limited liability company (“Pactiv”), and (iii) the Pension Benefit Guaranty Corporation, a United States government corporation and agency (“PBGC”, and together with the UCI Parties and Pactiv, each a “Party” and collectively, the “Parties”). Unless otherwise defined elsewhere herein, capitalized terms have the meanings ascribed to them in Article I of this Agreement.
WHEREAS, on June 2, 2016, certain UCI Parties each filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code, commencing cases which are being jointly administered and are identified as Bankruptcy Case Nos. 16-11354 through 16-11366 (MFW) before the United States Bankruptcy Court for the District of Delaware (such proceedings, together with the restructuring of the UCI Parties effected thereby, the “UCI Bankruptcy”);
WHEREAS, United Components, LLC, a Delaware limited liability company (“United Components”), maintains, sponsors, and contributes to each of the Plans;
WHEREAS, PBGC administers the pension insurance program established by Title IV of ERISA;
WHEREAS, pursuant to Section 4042(a)(4) of ERISA, PBGC has the authority to initiate termination of any Plan if PBGC’s possible long-run loss with respect to such Plan may reasonably be expected to increase unreasonably if the Plan is not terminated;
WHEREAS, absent the Transfer of Plans, PBGC asserts it may have grounds to terminate each Plan pursuant to Section 4042(a)(4) of ERISA;
WHEREAS, if the Plans were terminated pursuant to Section 4042 of ERISA, then PBGC asserts that (i) each member of the Controlled Group, including Pactiv, would be jointly and severally liable to PBGC for the Title IV Liabilities, and (ii) if PBGC demanded payment of the Plans’ UBLs and interest thereon and such members neglected or refused to pay, then PBGC would be entitled to perfect liens arising under Section 4068 of ERISA; and
WHEREAS, PBGC is willing to forbear, subject to the terms of this Agreement, from initiating termination of the Plans under Section 4042(a)(4) of ERISA as a result of the UCI Bankruptcy or the Transfer of Plans, in exchange for the agreements of United Components and Pactiv set forth below.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:
Article 1
DEFINITIONS
Section 1.01.    Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:
“Bankruptcy Code” means title 11 of the United States Code, as amended.
“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware, together with any other court having jurisdiction over the UCI Bankruptcy.
“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as amended.
“Controlled Group” means the “controlled group” (as defined in Section 4001(a)(14) of ERISA) with respect to the contributing sponsor of each of the Plans.
“Committee” means the Official Committee of Unsecured Creditors appointed in the cases which are being jointly administered and are identified as Bankruptcy Case Nos. 16-11354 through 16-11366 (MFW).
“Debtors” means UCI International, LLC; Airtex Industries, LLC; Airtex Products, LP; ASC Holdco, Inc.; ASC Industries, Inc.; Champion Laboratories, Inc.; UCI Acquisition Holdings (No. 1) Corp; UCI Acquisition Holdings (No. 3) Corp; UCI Acquisition Holdings (No. 4) LLC; UCI-Airtex Holdings, Inc.; UCI Holdings Limited; UCI Pennsylvania, Inc.; and United Components, LLC.

“Effective Date” means the first date on which (i) the Bankruptcy Court has entered a Final Order reasonably satisfactory to the Parties approving this Agreement under Bankruptcy Rule 9019 and (ii) that certain Settlement Agreement dated as of November 8, 2016 (the “Settlement Agreement”) among the UCI Parties, the Rank Parties, the Committee and certain holders of Notes (in each case, as defined in the Settlement Agreement) becomes effective by its terms.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, together with the regulations thereunder, as amended.
“Final Order” means, with respect to an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the subject matter hereof, entered on the docket of such court, that (i) any such order is unstayed, has not been reversed or vacated, or amended or modified (without the consent of the Debtors, Rank Parties, Committee and Majority Noteholders and (ii) the time to appeal or seek certiorari with respect to such order has expired and (x) no appeal or petition for certiorari has been timely taken or (y) in the event that any appeal has been timely taken or any petition for certiorari has been timely filed with respect to such order, such appeal or petition for certiorari has been denied or dismissed or has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought; provided, however, that the possibility that a timely motion under Bankruptcy Rule 9024, or any applicable analogous rule, may be filed with respect to such order shall not prevent such order from being a Final Order.
“Majority Noteholders” means the Noteholders holding more than 60% of the aggregate principal amount of Notes held by the Noteholders.
“Notes” means approximately $284.5 million in principal amount of the 8.625% senior unsecured notes due 2019 issued under and pursuant to that certain indenture, dated as of January 26, 2011, between UCI International, LLC and Wilmington Trust, N.A., as successor by merger to Wilmington Trust FSB, as trustee, paying agent, transfer agent and registrar held by the Noteholders.
“Noteholders” means holders of Notes that are party to the Settlement Agreement.
“Plans” means The Pension Plan for Employees of Airtex Products, LP, the Champion Laboratories Pension Plan, and the Neapco Inc. Employees’ Pension Plan.
“Rank Parties” means Rank Group Limited and its affiliates.
“Title IV Liabilities” means liabilities for (i) any unpaid minimum funding contributions owed to the Plans pursuant to 26 U.S.C. §§ 412, 430 and 29 U.S.C. §§ 1082, 1083; (ii) the Plans’ unfunded benefit liabilities owed to PBGC pursuant to 29 U.S.C. § 1362(a) (the “UBLs”), (iii) any unpaid premiums owed to PBGC pursuant to 29 U.S.C. § 1307(e)(2), including termination premiums pursuant to 29 U.S.C. § 1306(a)(7), and (iv) any penalties and interest with respect to each of the foregoing.
“Transfer of Plans” means the actions contemplated by Articles 2, 3 and 4 of this Agreement.
ARTICLE 2
COMMITMENTS BY UNITED COMPONENTS
Section 2.01.    On or before the Effective Date, and simultaneously with Pactiv’s performance of its commitments in Article 3 below, United Components shall withdraw from, and cease to maintain, sponsor, or contribute to, each of the Plans.
Section 2.02.    On or before the Effective Date, United Components shall cease to be (i) the “plan sponsor” of any of the Plans within the meaning of Section 3(16)(B) of ERISA, (ii) the “plan administrator” of any of the Plans within the meaning of 29 C.F.R. § 4001.2, (iii) a “fiduciary” of any of the Plans within the meaning of Section 3(21) of ERISA, or (iv) a “named fiduciary” of any of the Plans within the meaning of Section 402(a)(2) of ERISA.
ARTICLE 3
COMMITMENTS BY PACTIV
Section 3.01.    On or before the Effective Date, and simultaneously upon United Components’ performance of its commitments in compliance with Article 2 above, Pactiv shall (i) adopt each of the Plans, (ii) assume sole sponsorship of and become the “plan sponsor” of each of the Plans within the meaning of Section 3(16)(B) of ERISA, and (iii) become a party to any trusts established under the Plans.
Section 3.02.    On or before the Effective Date, the Rank NA Investment Committee shall become (i) the “plan administrator” of each of the Plans within the meaning of 29 C.F.R. § 4001.2 and (ii) a “named fiduciary” of each of the Plans within the meaning of Section 402(a)(2) of ERISA.
ARTICLE 4
COMMITMENTS BY UNITED COMPONENTS AND PACTIV
Section 4.01.    On or before the Effective Date, United Components and Pactiv shall take all actions necessary to implement and complete the Transfer of Plans, including (i) performing all commitments described in Articles 2 and 3, and (ii) amending the applicable plan and trust documents of each of the Plans, and (iii) providing notice to applicable third party service providers of the need to amend, as may be necessary, any agreements with such third party service providers with respect to any of the foregoing.
ARTICLE 5
COMMITMENTS BY PBGC
Section 5.01.    No Action to Terminate. In exchange for United Components’ and Pactiv’s commitments under and continuing compliance with Articles 2, 3, and 4 above, PBGC agrees to forbear from terminating, or initiating any proceedings to terminate, any of the Plans under Section 4042(a)(4) of ERISA solely as a result of the UCI Bankruptcy or the Transfer of Plans.
Section 5.02.    UCI Parties Exiting Controlled Group. PBGC acknowledges that none of the UCI Parties (including United Components) or any of their successors shall be liable with respect to the Plans after the UCI Parties exit the Controlled Group as a result of (i) the UCI Bankruptcy and (ii) the Transfer of Plans. But notwithstanding anything in this Agreement to the contrary, nothing in this Agreement releases any person or entity from any liability for fiduciary breach under Title I of ERISA, and PBGC expressly retains any and all claims with respect to any such liability.
Section 5.03.    Notice of Reportable Event. No later than ten (10) business days after completing the Transfer of Plans (including performance of all commitments and other obligations under Articles 2, 3, and 4 above), United Components and Pactiv shall provide PBGC with written notice of such completion pursuant to Section 7.01. Such notice will be deemed to satisfy the notification requirements under 29 C.F.R. §§ 4043.29 and 4043.62 related to the Transfer of the Plans.
ARTICLE 6
CONDITION PRECEDENT
Section 6.01.    The agreements and obligations of the Parties set forth in this Agreement are subject to the occurrence of the Effective Date on or prior to February 23, 2017.  If the Effective Date does not occur on or prior to February 23, 2017, then this Agreement shall be null and void and the Parties shall revert to their respective positions as if this Agreement had not been executed by the Parties, and in such event the Parties shall not refer to or rely on this Agreement.
ARTICLE 7    MISCELLANEOUS
Section 7.01.    Notices. All notices, requests, claims, demands, and communications required or permitted under this Agreement must be in writing, will be effective upon receipt, and must be delivered in person or by nationally recognized pre-paid overnight courier service to the Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7.01):
(a)    If to the PBGC:
Pension Benefit Guaranty Corporation
Corporate Finance & Restructuring Department
1200 K Street, N.W., Suite 270
Washington, D.C. 20005-4026
With a copy to:

Pension Benefit Guaranty Corporation
Office of the Chief Counsel
1200 K Street, N.W., Suite 340
Washington, D.C. 20005-4026

(b)    If to the UCI Parties:
UCI International LLC
2201 Waukegan Road, Suite 140,
Bannockburn, Illinois 60015
Attn: Keith Zar (keith.zar@champlabs.com)

With a copy to:

Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
Attn: Jessica C. Knowles Boelter (jboelter@sidley.com)
        Geoffrey M. King (gking@sidley.com)
(c)    If to Pactiv:
Pactiv LLC
1900 W. Field Court
Lake Forest, IL 60045
Attn: Steven Karl, General Counsel (skarl@pactiv.com)
With a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attn: Timothy Graulich (timothy.graulich@davispolk.com)
Darren S. Klein (darren.klein@davispolk.com)

Section 7.02.    Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 7.03.    No Admission of Liability. Nothing in this Agreement will be construed as an admission of liability or fault by any Party, which liability and fault are expressly denied.
Section 7.04.    Further Assurances. Each Party shall execute and deliver any document or instrument reasonably requested by another Party to effectuate the intent of this Agreement.
Section 7.05.    Assignment. No Party may assign or delegate any of its respective benefits, obligations, or liabilities under or in respect of this Agreement without (i) the prior written consent of each other Party, which may be given or withheld in its absolute discretion, or (ii) by Final Order of the Bankruptcy Court. Any such assignment or delegation without such consent or order will automatically be void ab initio.
Section 7.06.    Successors. This Agreement shall be binding on the Parties, their successors, assigns, transferees, any subsequent chapter 7 trustee appointed in the Bankruptcy Cases upon or after conversion to a case or cases under chapter 7 of the Bankruptcy Code, and any other persons or entities which have asserted or seek to assert claims on behalf of or against any one or more of the Debtors’ estates.
Section 7.07.    Amendments. This Agreement may be modified or amended only by a writing signed by a duly authorized representative of each of the Parties.
Section 7.08.    Integration. This Agreement contains the complete and exclusive statement of the agreement and understanding by and among the Parties and supersedes all prior agreements, understandings, commitments, representations, communications, and proposals, oral or written, between the Parties relating to the subject matter hereof.
Section 7.09.    Counterparts; Signatures. This Agreement may be executed in counterparts, each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same document. Electronically transmitted copies shall be deemed to be originals. A Party’s execution and delivery of a counterpart shall be evidenced by an emailed “PDF” file, in the case of PBGC to albaugh.colin@pbgc.gov, in the case of the UCI Parties to jboelter@sidley.com and gking@sidley.com, and in the case of Pactiv to timothy.graulich@davispolk.com and darren.klein@davispolk.com, which shall be binding upon such Parties with the same effect as a manually executed and delivered counterpart.
Section 7.10.    Headings. The headings of this Agreement are inserted solely as a matter of convenience and for reference and do not define, limit, or describe the scope of this Agreement or the scope or content of any of its provisions.
Section 7.11.    Governing Law. This Agreement and any claim related directly or indirectly to this Agreement shall be governed by and construed in accordance with the Bankruptcy Code and, to the extent not preempted by the foregoing or other applicable federal law, the laws of the State of New York (without regard to the principle of conflicts of law thereof that would result in the application of law of another jurisdiction).
Section 7.12.    Specific Performance. To the fullest extent permitted by applicable law, the Parties agree that irreparable damages would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled (without the requirement to post bond) to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof. Such remedies shall be cumulative and not exclusive and shall be in addition to any other remedies that the Parties may have under this Agreement.
Section 7.13.    No Waiver. No failure or delay by any Party in exercising any right or remedy provided by law under or pursuant to this Agreement will impair such right or remedy or be construed as a waiver or variation of it or preclude its exercise at any subsequent time, and no single or partial exercise of any such right or remedy will preclude any other or future exercise of the exercise of any other right or remedy.
Section 7.14.    Dual Construction. If any provision of this Agreement may be construed in two or more ways, one of which would render the provision invalid or otherwise voidable or unenforceable and another of which would render the provision valid and enforceable, such provision shall have the meaning that renders it valid and enforceable.
Section 7.15.    Additional Rules of Construction. The words “including,” “includes,” and “include” are deemed to be followed by the words “without limitation”; the words “herein,” “hereof,” “hereto,” “hereunder,” and others of similar import refer to this Agreement as a whole and not to any particular section, subsection, paragraph, or clause contained in this Agreement, unless the context requires otherwise. Whenever from the context it is appropriate, each term stated in either the singular or plural shall include both the singular and plural, and each pronoun stated in the masculine, feminine, or neuter includes the masculine, feminine, and neuter. “Or” means and/or and the singular includes the plural. Similarly, “and” means and/or and the plural includes the singular.
Section 7.16.    Conferring Benefits. Nothing in this Agreement will be construed to confer upon any person or entity, other than the Parties, any benefit.
Section 7.17.    Recitals. The recitals are true and correct and are incorporated herein as if set forth at length.
Section 7.18.    Time Is of the Essence. Time is of the essence in relation to this Agreement.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers or representatives as of the day and year first above written

PENSION BENEFIT GUARANTY CORPORATION
By:	/s/ Adi Berger
Name: Adi Berger
Title: Acting Director, Corp Fnce & Restructuring Dept.

PACTIV LLC
By:	/s/ Allen Hugli
Name: Allen Hugli
Title: Vice President

UCI HOLDINGS LIMITED On behalf of itself and each of its direct and indirect subsidiaries
By:	/s/ Brian Whittman
Name: Brian Whittman
Title: Authorized Signatory

UNITED COMPONENTS, LLC
By:	/s/ Brian Whittman
Name: Brian Whittman
Title: Chief Restructuring Officer

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